UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

WCI COMMUNITIES, INC.

(Name of Subject Company)

WCI COMMUNITIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01

(Title of Class of Securities)

92923C104

(CUSIP Number of Class of Securities)

Vivien N.Hastings, Esq.

Senior Vice President, Secretary and General Counsel

WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida 34134

(239) 947-2600

WITH COPIES TO:

Mario A. Ponce, Esq.

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by WCI Communities, Inc. (“WCI” or the “Company”) with the U.S. Securities and Exchange Commission on April 5, 2007 (as amended, the “Statement”) relating to the tender offer by Icahn Partners LP, a Delaware limited partnership, Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership, Icahn Partners Master Fund III LP, a Cayman Islands exempted limited partnership, and High River Limited Partnership, a Delaware limited partnership (collectively, the “Icahn Group”), to purchase any and all of the outstanding shares of WCI’s common stock, par value $0.01 per share, together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of January 30, 2007 (as amended through the date hereof, the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(6)	Press Release of WCI Communities, Inc., dated May 11, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WCI COMMUNITIES, INC.

Dated: May 11, 2007	By:	/s/ JERRY L. STARKEY
		Name:	Jerry L. Starkey
		Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(6)	Press Release of WCI Communities, Inc., dated May 11, 2007